BB 3/24

CM 3/23

04003101

SECU... ...MMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53227

SEC Mail Processing Section RECEIVED MAR - 1 2004 WASH, D.C. 198

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EXCALIBUR ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1455 EAST PUTNAM AVENUE
(No. and Street)

OLD GREENWICH (City) CT (State) 06870 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RUTHERFORD K. ROMAINE 203 637 8699
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOUSMAN & BLOCH LLP
(Name – *if individual, state last, first, middle name*)

45 KNOLLWOOD RD (Address) ELMSFORD (City) NY (State) 10523 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROTHERFORD. R. ROMAINE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EXCALIBUR ADVISORS LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RONALD M. BLOCH
Notary Public, State of New York
Reg. No. 01BL5069600
Qualified in Westchester County
Appointment Expires Nov. 25, 2003

[signature]
Notary Public

[signature]
Signature

PRESIDENT AND MANAGING MEMBER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXCALIBUR ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

HOUSMAN & BLOCH, LLP

EXCALIBUR ADVISORS, LLC

INDEX TO THE FINANCIAL STATEMENTS

HOUSMAN & BLOCH, LLP
Certified Public Accountants

45 KNOLLWOOD ROAD
ELMSFORD, NEW YORK 10523
(914) 347-5180
FACSIMILE (914) 347-5182

60 EAST 42nd STREET, 46th FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212) 697-0877

Excalibur Advisors, LLC
1455 East Putnam Avenue
Old Greenwich, CT 06870

Independent Auditors' Report

We have audited the accompanying balance sheet of Excalibur Advisors, LLC, at December 31, 2003 and the related statements of operations, member capital and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Excalibur Advisors, LLC as of December 31, 2003 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Housman & Bloch LLP

New York, New York
February 6, 2004

EXCALIBUR ADVISORS, LLC
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS	
Cash	$ 135,812
Accounts receivable	268,750
Sundry receivable	6,000
Prepaid expenses	16,350
Total Current Assets	426,912
FIXED ASSETS - Net of accumulated depreciation of $ 48,114 (Note 1)	80,489
OTHER ASSETS	
Organization expenses - Net of accumulated amortization of $ 145,057 (Note 1)	123,140
Security deposits	38,778
Total Other Assets	161,918
TOTAL ASSETS	$ 669,319

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accrued expenses payable	$ 86,289
COMMITMENTS AND CONTINGENCIES (NOTE 1)	
MEMBERS' EQUITY	583,030
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 669,319

The accompanying notes are an integral part of these financial statements.

EXCALIBUR ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

FEE INCOME	$ 1,121,865
OPERATING EXPENSES	
Officer's payroll	210,000
Office payroll	179,628
Guaranteed payments	459,180
Payroll taxes and expenses	33,698
Rent	87,277
Telephone	15,288
Office expenses	21,127
Postage & delivery	3,161
Insurance	87,130
Professional fees	106,450
Computer	17,913
Leasing expenses	30,368
Filing fees	6,608
Selling and promotion	20,523
Travel & entertainment	52,312
Automobile	19,894
Donations	1,250
Sundry	6,570
Depreciation and amortization	85,317
Total Operating Expenses	1,443,694
(Loss) from Operations	(321,829)
Other Income and (Expenses)	
Interest income	1,268
Dividend income	1,670
Investment income	(6,477)
Total Other Income and (Expenses)	(3,539)
NET (LOSS)	$(325,368)

The accompanying notes are an integral part of these financial statements.

EXCALIBUR ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

MEMBERS' EQUITY

Members' equity - January 1, 2003	$	749,565
Net (Loss) for the year ended December 31, 2003		(325,368)
Member capital contributions		158,833
MEMBERS' EQUITY - DECEMBER 31, 2003	$	583,030

EXCALIBUR ADVISORS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (Loss)	$(325,368)
Adjustments: Depreciation	85,317
Accounts receivable	-
Sundry receivable	(6,000)
Prepaid expenses	3,393
Accrued expenses payable	33,098
Total Cash Flows From Operating Activities	(209,560)
CASH FLOW FROM INVESTING ACTIVITIES:	
Security deposits	(22,722)
Purchases of fixed assets	(39,896)
Total Cash Flows from Investing Activities	(62,618)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member capital contributions	158,833
Total Cash Flows from Investing Activities	158,833
(DECREASE) IN CASH FLOWS	(113,345)
CASH AT JANUARY 1,2003	249,157
CASH AT DECEMBER 31, 2003	$ 135,812

The accompanying notes are an integral part of these financial statements.

EXCALIBUR ADVISORS, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A) Business Activity:
Excalibur Advisors, LLC ("the Company") was formed on January 25, 1999 as a limited liability company under the laws of the State of Connecticut.

The company provides consulting and advisory services to a select group of alternative asset management firms seeking to establish a presence in the institutional marketplace. The company contracts with such firms to market individual managed accounts and fund products to its network of qualified clients, both domestically and internationally, on an out sourced basis as an independent contractor.

The company filed an application for registration as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended, and is a registered broker dealer in the National Association of Securities Dealers, Inc. ("NASD")

B) Fixed Assets:
The company records fixed assets at cost. Depreciation is recorded using various methods over the estimated useful life of the asset. Leasehold improvements, if any, are amortized on a straight line basis over the shorter of the estimated useful life of the asset or the term of the lease. Disposition of fixed assets are reported in the year of sale along with any corresponding gain or (loss) on disposition. Expenditures for repairs and maintenance are expensed as incurred.

As of December 31, 2002 fixed assets comprised the following:

Furniture and Fixtures	$ 31,306
Office equipment	39,365
Leasehold improvements	57,932
Fixed Assets at Cost	128,603
Less: Accumulated Depreciation	(48,114)
Net Fixed Assets	$ 80,489

C) Income Taxes:
The company was formed as a limited liability company. Company income is taxed directly to the members' Accordingly, a provision for taxes has not been made.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A) Business Activity:
Excalibur Advisors, LLC ("the Company") was formed on January 25, 1999 as a limited liability company under the laws of the State of Connecticut.

The company provides consulting and advisory services to a select group of alternative asset management firms seeking to establish a presence in the institutional marketplace. The company contracts with such firms to market individual managed accounts and fund products to its network of qualified clients, both domestically and internationally, on an out sourced basis as an independent contractor.

The company filed an application for registration as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended, and is a registered broker dealer in the National Association of Securities Dealers, Inc. ("NASD")

B) Fixed Assets:
The company records fixed assets at cost. Depreciation is recorded using various methods over the estimated useful life of the asset. Leasehold improvements, if any, are amortized on a straight line basis over the shorter of the estimated useful life of the asset or the term of the lease. Disposition of fixed assets are reported in the year of sale along with any corresponding gain or (loss) on disposition. Expenditures for repairs and maintenance are expensed as incurred.

As of December 31, 2003 fixed assets comprised the following:

Furniture and Fixtures	$ 31,306
Office equipment	39,365
Leasehold improvements	57,932
Fixed Assets at Cost	128,603
Less: Accumulated Depreciation	(48,114)
Net Fixed Assets	$ 80,489

C) Income Taxes:
The company was formed as a limited liability company. Company income is taxed directly to the members' Accordingly, a provision for taxes has not been made.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

D) Commitment and Contingencies:
The company leased office space at 1445 East Putnam Avenue, Old Greenwich, CT 06870 in 2003. The company entered into the lease on November 15, 2001. The lease terminates on March 31, 2005. The minimum required lease payments for the future term of the lease are as follows:

Year	Amount
2004	$ 67,736
2005	17,060
Total Minimum Lease Payments	$ 84,796

The company is negotiating a new lease at 1455 East Putnam Avenue with it's current landlord. The lease will become effective in 2004.

E) Cash and cash Equivalents:
The company considers securities with maturities of three months or less, when purchased, to be cash equivalents. The company maintains cash and cash equivalents in accounts protected by insurance. At December 31, 2003 the company did not maintain any cash accounts that were not covered by insurance.

F) Contingencies:
Contingencies include the usual obligations of a broker dealer. At December 31, 2003 there were no unusual contingencies.

G) Concentration of Risk:
Substantially all of the company's business activity is located within the New York City metropolitan area.

H) Customer Accounts:
The company did not maintain any customer accounts in 2002.

I) Organization Expenses:
The company has capitalized all organization expenses. These expenses are being amortized over a 60 period.

J) Rule 15c-3 Exemption:
The Company claims an exemption from the requirements of Rule 15c-3 under Section K2(ii) of the rule.

Supplementary Financial Information

EXCALIBUR ADVISORS, LLC
SUPPLEMENTARY FINANCIAL INFORMATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

Assets	
Cash and cash equivalents	$ 135,812
Accrued expenses payable	(86,289)
Net Capital	$ 49,523

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2003.